EXHIBITS
EXHIBIT 99.1
Consent of Registered Independent Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (333-126726, 333-126726-01) and the Registration Statement on Form S-8 (333-126715) of Royal Dutch Shell plc of our report dated March 7, 2007 relating to the Consolidated Financial Statements and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which are incorporated in this Annual Report on Form 20-F.
/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London – UK
March 7, 2007
E8 Royal Dutch Shell plc